October 30, 2009

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington D.C. 20549

RE:	Forward Funds
File Nos. 033-48940/811-06722
Form N-1A Post Effective Amendment No. 65

Dear Sir or Madam,

Electronically transmitted for filing via EDGAR is the registration statement relating to Forward Funds (the “Trust”), a registered open-end management investment company. The registration statement filed herewith is Post-Effective Amendment No. 65 to the Trust’s registration statement on Form N-1A under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 65 to the Trust’s registration statement on Form N-1A under the Investment Company Act of 1940, as amended. Post-Effective Amendment No. 65 is being filed to add Class M shares to the Forward Emerging Markets Fund, Forward Global Infrastructure Fund, Forward International Small Companies Fund, Forward Long/Short Credit Analysis Fund, Forward Select Income Fund, Forward Small Cap Equity Fund and Forward Tactical Growth Fund, each an existing series of the Trust.

Post-Effective Amendment No. 65 is being filed pursuant to Rule 485(a)(1) under the 1933 Act, and it is proposed that Post-Effective Amendment No. 65 will become effective on December 31, 2009. The Trust hereby undertakes to file a post-effective amendment pursuant to Rule 485(b) under the 1933 Act on or before the effective date of Post-Effective Amendment No. 65 for the purposes of filing required exhibits and/or completing certain registration statement disclosures.

Please contact Erin Douglas at (720) 917-0602 with any questions or comments.

Sincerely,

/s/ Erin Douglas
Erin Douglas

cc:	Mary Curran, Secretary, Forward Funds
Judy Rosenberg, Chief Compliance Officer and Chief Legal Officer, Forward Funds
Douglas Dick, Dechert LLP
Kenneth Earley, Dechert LLP

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